August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (312) 544-2710

Mr. W. James McNerney, Jr.
Chief Executive Officer
The Boeing Company
100 North Riverside Plaza
Chicago, IL 60606

      Re: The Boeing Company
               Definitive 14A
               Filed March 23, 2007
               File No. 001-00442

Dear Mr. McNerney:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Role of Executive Officers and the Compensation Consultant, page 12

1. You indicate that "management" makes recommendations regarding the
    compensation of certain executives. Identify the persons encompassed by the
    term "management" and the resources, such as consultants, available to
    "management" in making its recommendations. Refer to Item 402(b)(2)(xv) of
    Regulation S-K. In addition, you state that management "provides perspectives of
    the business and needs" of the company. Please revise to clarify and explain.

Executive Officers, page 12

2. Please expand your discussion of the compensation committee's differing
    responsibilities with respect to setting Chief Executive Officer and senior
    executive compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Compensation Consultant, page 13

3. Please revise your discussion of the role of your compensation consultant, where
    appropriate, to more fully address the nature and scope of the consultant's
    assignment, including its role in determining and recommending compensation,
    and any other material elements of the consultant's functions. Refer to Item
    407(e)(3)(iii) of Regulation S-K.

2006 Director Compensation Table, page 17

4. Please disclose all assumptions made in the valuation of awards in the stock
    awards column of the table by reference to a discussion of those assumptions in
    your financial statements, footnotes to the financial statements, or discussion in
    Management's Discussion and Analysis. See Instruction to Regulation S-K Item
    402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Market and Benchmarking Position, page 26

5. You have identified twenty-four industry group peers that you have relied upon
    for benchmarking purposes. If you have benchmarked different elements of your
    compensation against different benchmarking groups, please identify the
    companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation
    S-K. Disclose where you target each element of compensation against the peer
    companies and where actual payments fall within targeted parameters. To the
    extent actual compensation was outside a targeted percentile range, please explain
    why.

Determination of Executive Compensation, page 27

6. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your discussion does not appear to adequately address the contributions of the individual named executive officers and why those contributions have been valued in the specified amounts under the annual incentive and performance awards programs. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

7. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Incentive Measures and Goals, page 28

8. You disclose that incentive compensation may be adjusted in the committee's discretion. For instance, the committee may exclude certain items from its calculation of metrics for the purpose of performance awards. Please more fully address the discretion exercised by the compensation committee with respect to your compensation programs. For instance, when the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or cash bonuses. Alternatively, when objective performance criteria are satisfied what discretion does the compensation committee have to limit (or increase) incentive awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Incentive Performance Measures and Goals, page 28

9. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive

compensation. Although you discuss the calculation for economic profit, you have not provided specific discussion of the individual objectives and how they are measured. Please disclose these objectives and clearly explain how your incentive awards are specifically structured around performance goals and objectives, including business results, business unit or functional performance and other factors you mention.   Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the performance objectives or targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Summary Compensation Table, page 35

10. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. McNerney differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Potential Payments Upon Termination or Change in Control, page 46

11. Please include a discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its named executive officers. In addition, please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1)(v) of Regulation S-K.

<u>Transactions with Related Persons, page 52</u>

12. We believe that your disclosure in this section is too general. Among other things, please provide additional detail regarding the review and approval of related person transactions, including the types of transactions covered and the standards to be applied. Please revise this section to provide the specific disclosure required by Item 404 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor